1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 4, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell, the Notes. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and management, as well as financial statements. No public offering of securities is to be made by the Company or Yancoal Resources in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1171)

ANNOUNCEMENT

OFFER TO REPURCHASE FOR CASH

UP TO A TOTAL OF US$300,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES LISTED BELOW

(I) US$434,403,000 5.730% GUARANTEED NOTES DUE 2022

(Stock code: 4552)

(II) US$450,000,000 4.461% GUARANTEED NOTES DUE 2017

(Stock code: 4551)

ISSUED BY

YANCOAL INTERNATIONAL RESOURCES DEVELOPMENT CO., LIMITED

(Incorporated in Hong Kong with limited liability)

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yancoal Resources intends to offer to repurchase for cash up to the Maximum Tender Offer Amount of its outstanding 2022 Notes and 2017 Notes.

The purpose of the Offer is to reduce the amount of the Group’s outstanding indebtedness, adjust the Group’s outstanding indebtedness structure and mitigate the foreign exchange risks associated with the Notes. The Offer will be funded by the available cash and cash equivalents of the Group.

The Offer commenced on 4 May 2016 and will expire at 11:59 p.m. (New York City time) on 1 June 2016, unless extended or terminated by Yancoal Resources.

Yancoal Resources has appointed Deutsche Bank AG, Singapore Branch as the Dealer Manager, and D.F. King Ltd. as the Information and Tender Agent in relation to the Offer. The terms of the Offer are more fully described in the Offer to Purchase, which sets out further details regarding the tender procedures and the conditions of the Offer.

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

BACKGROUND

Reference is made to the announcement of the Company dated 10 May 2012 (Hong Kong time) in relation to the issuance of the 2022 Notes and 2017 Notes by Yancoal Resources (an indirect wholly-owned subsidiary of the Company). The Notes are irrevocably and unconditionally guaranteed by the Company. The 2022 Notes (stock code: 4552) and 2017 Notes (stock code: 4551) are listed on the Hong Kong Stock Exchange, respectively.

In December 2015, Yancoal Resources offered to repurchase for cash any and all of the then outstanding 2022 Notes via tender offer, and purchased a total of US$115,597,000 in principal amount of the 2022 Notes which were subsequently cancelled. Please refer to the announcements of the Company and Yancoal Resources dated 16 November2015 (Hong Kong time), 1 December 2015 (Hong Kong time), 16 December 2015 (Hong Kong time) and 22 December 2015 (Hong Kong time) for further details.

As at the date of this announcement, the aggregate outstanding principal amount of the 2022 Notes is US$434,403,000 and the aggregate outstanding principal amount of the 2017 Notes is US$450,000,000.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, the Holders of the Notes are third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

Yancoal Resources intends to offer to repurchase for cash up to the Maximum Tender Offer Amount of its outstanding 2022 Notes and 2017 Notes.

THE OFFER

The Offer commenced on 4 May 2016 and will expire at 11:59 p.m. (New York City time) on 1 June 2016, unless extended or terminated by Yancoal Resources. An appropriate announcement will be made if and when the Expiration Time is extended. The Early Tender Deadline will be 5:00 p.m. (New York City time) on 17 May 2016, unless extended or otherwise terminated by Yancoal Resources in its sole discretion.

The following table summarizes the material terms of the Offer:

	2022 Notes	2017 Notes

ISIN/CUSIP Codes	Regulation S: USY97279AB28/Y97279AB2 Rule 144A: US984745AB51/984745AB5	Regulation S: USY97279AA45/Y97279AA4 Rule 144A: US984745AA78/984745AA7

Description of the Notes	5.730% guaranteed notes due 2022	4.461% guaranteed notes due 2017

Acceptance priority level	1	2

Outstanding aggregate principal amount	US$434,403,000	US$450,000,000

Early Tender Offer Price(1)	US$930	US$1,000

Late Tender Offer Price(1)	US$880	US$950

(1)	Per US$1,000 principal amount of Notes accepted for repurchase.

Holders must validly tender and not withdraw their Notes at or prior to the Early Tender Deadline in order to be eligible to receive the applicable Early Tender Offer Price. Holders who validly tender their Notes after the Early Tender Deadline and on or prior to the Expiration Time and whose Notes are accepted for repurchase will receive the applicable Late Tender Offer Price.

The Early Tender Offer Price for the 2022 Notes validly tendered and accepted for repurchase pursuant to the Offer will be a fixed price of US$930 per US$1,000 principal amount of the 2022 Notes. The Early Tender Offer Price for the 2017 Notes validly tendered and accepted for repurchase pursuant to the Offer will be a fixed price of US$1,000 per US$1,000 principal amount of the 2017 Notes.

The Late Tender Offer Price for the 2022 Notes validly tendered and accepted for repurchase pursuant to the Offer will be a fixed price of US$880 per US$1,000 principal amount of the 2022 Notes. The Late Tender Offer Price for the 2017 Notes validly tendered and accepted for repurchase pursuant to the Offer will be a fixed price of US$950 per US$1,000 principal amount of the 2017 Notes.

Therefore, Holders of Notes who validly tender their Notes at or prior to the Early Tender Deadline may be entitled to receive more consideration than Holders of Notes who successfully tender Notes thereafter, subject to the procedures described in the paragraph headed “Maximum Tender Offer, Acceptance Priority Levels and Proration” below and other terms of the Offer.

In addition to the applicable Early Tender Offer Price or the applicable Late Tender Offer Price, the Holders whose Notes are accepted for repurchase pursuant to the Offer will also receive the Accrued Interest.

Tenders of Notes must be submitted only in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof. Each of the 2022 Notes Indenture and the 2017 Notes Indenture provide that the minimum denomination of Notes must be at least US$200,000, and as such no Holder may tender their Notes if, upon acceptance of repurchase of such Notes, the Holder will hold Notes in an amount of less than US$200,000. In the event of any proration of Notes, no single instruction will be accepted by Yancoal Resources to the extent that proration would thereafter result in an amount of less than US$200,000 in Notes to be returned to the Holder or the amount to be accepted by Yancoal Resources is less than US$200,000.

As set forth in the Offer to Purchase, Notes tendered at or prior to the Withdrawal Deadline may be withdrawn at any time at or prior to the Withdrawal Deadline. Notes tendered after the Withdrawal Deadline but at or before the Expiration Time may not be withdrawn except as otherwise required by applicable law.

The Settlement Date for the Offer is currently expected to be on or around 7 June 2016 (New York City time), unless otherwise extended by Yancoal Resources in its sole discretion. Yancoal Resources will pay the applicable Early Tender Offer Price or the applicable Late Tender Offer Price and the Accrued Interest in respect of the Notes accepted for repurchase to the relevant Holders on the Settlement Date.

Subject to applicable law and as provided in the Offer to Purchase, Yancoal Resources may, in its sole discretion, extend, re-open, amend, waive any condition of, or terminate the Offer at any time. Details of any such extension, re-opening, amendment, waiver or termination will be announced as provided in the Offer to Purchase as soon as reasonably practicable after the relevant decision is made. In the case of an extension of the Expiration Time, an announcement will be made prior to 9:00 a.m. (New York City time) on the Business Day immediately following such earlier expiration.

CONDITIONS TO THE OFFERS

Yancoal Resources will not be obliged to accept for repurchase or to repurchase Notes validly tendered and not subsequently validly withdrawn pursuant to the Offer if any of the following shall not have occurred: (a) satisfaction of certain general conditions more fully set forth in the Offer to Purchase; (b) satisfaction of the financing condition for the Offer; and (c) the acceptance by Yancoal Resources of the Notes validly tendered (and not subsequently validly withdrawn) for purchase pursuant to the Offer. Details of the conditions to the Offer are set out in the Offer to Purchase.

Financing Condition

The “Financing Condition” with respect to the Offer means that at or prior to the Expiration Time, Yancoal Resources having funds available to it sufficient to consummate the Offer (regardless of the amount of Notes tendered) and pay all consideration with respect of such Offer, including any additional amounts due on the Notes as a result of accrued and unpaid interest on such Notes, any other amounts due under such Notes or their respective Indenture and all related fees and expenses.

MAXIMUM TENDER OFFER AMOUNT, ACCEPTANCE PRIORITY LEVELS AND PRORATION

Yancoal Resources will apply the Maximum Tender Offer Amount first to repurchase the 2022 Notes validly tendered and not validly withdrawn, and thereafter to the extent any amount remains (the “Remaining Tender Offer Amount”), to repurchase the 2017 Notes.

If the aggregate principal amount of 2022 Notes validly tendered and not validly withdrawn exceeds the Maximum Tender Offer Amount at or prior to the Expiration Time, Yancoal Resources will accept for repurchase such 2022 Notes validly tendered on a pro rata basis from among such tendered 2022 Notes, such that the aggregate principal amount of 2022 Notes repurchased by Yancoal Resources shall be equal to the Maximum Tender Offer Amount. In this case, no 2017 Notes shall be accepted for repurchase.

If the aggregate principal amount of 2022 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline exceeds the Maximum Tender Offer Amount, Yancoal Resources will accept for repurchase such 2022 Notes validly tendered on a pro rata basis from among such tendered 2022 Notes such that the aggregate principal amount of 2022 Notes repurchased by the Company shall be equal to the Maximum Tender Offer Amount. In this case, no Notes shall be accepted for repurchase after the Early Tender Deadline.

If the aggregate principal amount of 2022 Notes validly tendered and not validly withdrawn is less than the Maximum Tender Offer Amount, Yancoal Resources will accept for repurchase all such 2022 Notes and apply the Remaining Tender Offer Amount to repurchase 2017 Notes validly tendered and not validly withdrawn. In this case, (i) if at or prior to the Expiration Time, the aggregate principal amount of 2017 Notes validly tendered and not validly withdrawn exceeds the Remaining Tender Offer Amount, Yancoal Resources will accept for repurchase such validly tendered 2017 Notes on a pro rata basis from among all tendered 2017 Notes, such that the aggregate principal amount of 2017 Notes repurchased by Yancoal Resources shall be equal to the Remaining Tender Offer Amount; (ii) if the aggregate principal amount of the 2017 Notes validly tendered and not validly withdrawn is less than the Remaining Tender Offer Amount, Yancoal Resources will accept for repurchase all such 2017 Notes; (iii) if the aggregate principal amount of 2017 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline exceeds the Remaining Tender Offer Amount, Yancoal Resources will accept for repurchase such validly tendered 2017 Notes on a pro rata basis from among all tendered 2017 Notes, such that the aggregate principal amount of 2017 Notes repurchased by the Company shall be equal to the Remaining Tender Offer Amount and no Notes shall be accepted for repurchase after the Early Tender Deadline.

Any Notes tendered but not repurchased pursuant to the Offer (including Notes not repurchased because of proration and Notes not repurchased because repurchase such Notes would result in the Maximum Tender Offer Amount being exceeded) will be returned to the tendering Holders at Yancoal Resources’ expense promptly following the earlier of the Expiation Time or the date on which the Offer is terminated or, in the case of book-entry Notes, maintained in the name of the tendering Holder at DTC. All Notes not repurchased, as well as any Notes not tendered or timely withdrawn, will remain outstanding with their existing rights.

If proration of tendered Notes is required, Yancoal Resources will determine the final proration factor promptly after the Expiration Time, and Yancoal Resources expects to announce any such proration factor one Business Day after the Expiration Time.

PURPOSE OF THE OFFER AND SOURCE OF FUNDS

The purpose of the Offer is to reduce the amount of the Group’s outstanding indebtedness, adjust the Group’s outstanding indebtedness structure and mitigate the foreign exchange risks associated with the Notes. The Offer will be funded by the available cash and cash equivalents of the Group.

OTHER INFORMATION

Yancoal Resources reserves the right following completion or termination of the Offer, to offer to exchange or repurchase Notes, in individually negotiated transactions or in an offer extended to all Holders, or to issue a new invitation for Holders to exchange or tender Notes for repurchase, in each case on terms that may be more or less favorable than those contemplated by the Offer. The making of any new offer and the issuance of any new invitation will depend on various factors, including interest rates prevailing at the time and the aggregate principal amount of Notes repurchased and cancelled pursuant to the Offer.

Yancoal Resources has appointed Deutsche Bank AG, Singapore Branch as the Dealer Manager, and D.F. King Ltd. as the Information and Tender Agent in relation to the Offer (as stipulated in the Offer to Purchase and its related documents). Any questions relating to the Offer should be directed to the Dealer Manager at One Raffles Quay, No.17-00 South Tower, Singapore 048583 (attention: Liability Management Group, telephone number: +65 6423 5934 or +44 (0) 207 545 8011, email: liability.management@db.com). Requests for copies of the Offer to Purchase and its related documents shall be directed to the Information and Tender Agent at the following addresses or by email to yancoal@dfkingltd.com:

In London:	In New York:	In Hong Kong:
125 Wood Street London EC2V 7AN United Kingdom	48 Wall Street, 22nd Floor New York, New York 10005 United States	Suite 1601, 16/F, Central Tower 28 Queen’s Road Central Hong Kong

Telephone: +44 20 7920 9700	Telephone: +1 212 269 5550 Toll Free: (866) 745-0264	Telephone: +852 3953 7230

The terms of the Offer are more fully described in the Offer to Purchase, which sets out further details regarding the tender procedures and the conditions of the Offer.

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, THE NOTES. AN OFFER MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE.

The Offer is not being made to (nor will the tender of Notes be accepted from or on behalf of) Holders in any jurisdiction where the making or acceptance of the Offer would not comply with the laws of such jurisdiction. If Yancoal Resources becomes aware of any jurisdiction in which the making of the Offer, the tender of Notes would not be in compliance with applicable laws, Yancoal Resources may or may not, in its sole discretion, make an effort to comply with any such law. If, after such effort (if any), Yancoal Resources cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) any Holder residing in such jurisdiction.

If any Holder is in any doubt as to the action it should take, it is recommended to seek its own financial and legal advice, including with regard to any tax consequences, from its stockbroker, bank manager, solicitor, attorney, tax adviser or other independent financial or legal adviser. None of the Company, Yancoal Resources, the Dealer Manager, the Information and Tender Agent or any of their respective directors, officers, employees, agents or affiliates makes any recommendation as to whether Holders should tender their Notes pursuant to the Offer.

DEFINITIONS

“2017 Notes”	the 4.461% guaranteed notes due 2017 issued by Yancoal Resources and irrevocably and unconditionally guaranteed by the Company (ISIN: USY97279AA45 for Regulation S, US984745AA78 for Rule 144A; CUSIP code: Y97279AA4 for Regulation S, 984745AA7 for Rule 144A) with an aggregate outstanding principal amount of US$450,000,000 listed on the Hong Kong Stock Exchange (stock code: 4551) as of the date of this announcement

“2017 Notes Early Tender Offer Price”	an amount equal to US$1,000 for each US$1,000 in principal amount of 2017 Notes

“2017 Notes Indenture”	the indenture dated as of 16 May 2012 in relation to the 2017 Notes

“2017 Notes Late Tender Offer Price”	an amount equal to US$950 for each US$1,000 in principal amount of 2017 Notes tendered after the Early Tender Deadline but at or prior to the Expiration Time

“2022 Notes”	the 5.730% guaranteed notes due 2022 issued by Yancoal Resources and irrevocably and unconditionally guaranteed by the Company (ISIN: USY97279AB28 for Regulation S, US984745AB51 for Rule 144A; CUSIP code: Y97279AB2 for Regulation S, 984745AB5 for Rule 144A) with an aggregate outstanding principal amount of US$434,403,000 listed on the Hong Kong Stock Exchange (stock code: 4552) as of the date of this announcement

“2022 Notes Early Tender Offer Price”	an amount equal to US$930 for each US$1,000 in principal amount of 2022 Notes

“2022 Notes Indenture”	the indenture dated as of 16 May 2012 in relation to the 2022 Notes

“2022 Notes Late Tender Offer Price”	an amount equal to US$880 for each US$1,000 in principal amount of 2022 Notes tendered after the Early Tender Deadline but at or prior to the Expiration Time

“Accrued Interest”	accrued and unpaid interest on the Notes from the last applicable interest payment dates to, but excluding, the Settlement Date

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Board”	the board of directors of the Company

“Business Day”	any day, other than Saturday, Sunday or a U.S. Federal holiday, on which commercial banks and foreign exchange markets are open for business in New York City

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed to it under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Dealer Manager”	Deutsche Bank AG, Singapore Branch

“DTC”	The Depository Trust Company

“Early Tender Deadline”	5:00 p.m. (New York City time) on 17 May 2016, unless extended by Yancoal Resources at its sole discretion

“Early Tender Offer Price”	the 2022 Notes Early Tender Offer Price and the 2017 Notes Early Tender Offer Price

“Expiration Time”	11:59 p.m. (New York City time) on 1 June 2016, unless extended by Yancoal Resources in its sole discretion

“Holder(s)”	a holder or holders of the Notes

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Indenture(s)”	the 2017 Notes Indenture and/or 2022 Notes Indenture

“Information and Tender Agent”	D.F. King Ltd.

“Late Tender Offer Price”	the 2017 Notes Late Tender Offer Price and the 2022 Notes Late Tender Offer Price

“Maximum Tender Offer Amount”	a total of US$300,000,000 in aggregate principal amount of the outstanding Notes

“Notes”	the 2017 Notes and 2022 Notes

“Offer”	the offer by Yancoal Resources to repurchase for cash up to a total of US$300,000,000 in aggregate principal amount of its outstanding 2022 Notes and 2017 Notes

“Offer to Purchase”	the offer to purchase dated 4 May 2016 issued by Yancoal Resources to the Holders in connection with the Offer

“PRC”	the People’s Republic of China which, except where the context otherwise requires and for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Settlement Date”	a working day which is expected to be on or around 7 June 2016 (New York City time) for the offer to repurchase the Notes, unless extended by Yancoal Resources at its sole discretion

“U.S.” or “United States”	the United States of America

“US$”	United States dollar, the lawful currency of the United States

“Withdrawal Deadline”	5:00 p.m. (New York City time) on 17 May 2016, unless extended by Yancoal Resources in its sole discretion

“Yancoal Resources”	Yancoal International Resources Development Co., Limited, a limited liability company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company

“%”	percentage

Unless otherwise stated, all times and dates refer to New York City, United States times and dates.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

4 May 2016 (Hong Kong time)

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

As at the date of this announcement, the directors of Yancoal Resources are Mr. Li Xiyong, Mr. Lai Cunliang, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC